SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 7

Under the Securities Exchange Act of 1934

(Amendment No.7)*

Cellular Biomedicine Group, Inc.

(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

15117P102

(CUSIP Number)

CHEN JIE

Room2105-07, 21/F, Man Yee Building,

68 Des Voeux Road Central,

Central, Hong Kong

+852-3892-2718

August 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 7 Pages)

_______________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dangdai International Group Co., Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☑ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 2,270,000 shares of Common Stock**
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,270,000 shares of Common Stock**
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,270,000 shares of Common Stock**
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%**
14.	TYPE OF REPORTING PERSON CO

** See Item 5.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 7 Pages

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed on June 23, 2016, as amended by the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed on December 10, 2018, the Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed on November 18, 2019, the Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed on February 3, 2020 ,the Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed on February 24, 2020, the Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed on March 31, 2020 and the Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed on June 25, 2020 on behalf of Dangdai International Group Co., Limited as set forth therein with respect to beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of Cellular Biomedicine Group, Inc. (the “Issuer”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 , Amendment No. 4 , Amendment No. 5 and Amendment No. 6), as previously amended. This Amendment No. 7 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.          Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On August 12, 2020, the Issuer announced in a press release that it had entered into an Agreement and Plan of Merger, dated as of August 11, 2020 (the “Merger Agreement”), by and among CBMG Holdings, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), CBMG Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Issuer. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. Parent and Merger Sub are newly-formed entities formed on behalf of a consortium consisting of (i) the Reporting Person, Bizuo (Tony) Liu, Yihong Yao, Viktor Pan, Zheng Zhou, Li (Helen) Zhang, Chengxiang (Chase) Dai, Mission Right Limited, Wealth Map Holdings Limited, Earls Mill Limited, OPEA SRL, Maplebrook Limited and Full Moon Resources Limited (the “Consortium Rollover Stockholders”) and (ii) Yunfeng Fund III, L.P., TF Capital Fund III L.P., Velvet Investment Pte. Ltd., and Bizuo (Tony) Liu (the “Equity Investors,” and together with the Consortium Rollover Stockholders, the “Consortium”).

Pursuant to the Merger Agreement, each share of the Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than (i) shares of the Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and shares of the Common Stock owned by the Issuer, (ii) the Rollover Shares (as defined below), and (iii) shares of the Common Stock owned by stockholders who are entitled to, and who have timely perfected and not withdrawn a demand for (or lost their right to), appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware, will be converted into the right to receive $19.75 in cash, without interest. The Merger is subject to the approval of the Issuer’s stockholders and various other closing conditions. If the Merger is consummated, the Common Stock will no longer be traded on the Nasdaq Global Select Market and will be deregistered under the Act. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 9 hereto and incorporated herein by reference.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 7 Pages

Support Agreements

Concurrently with the execution of the Merger Agreement, the Consortium Rollover Stockholders entered into a rollover and support agreement (the “Consortium Support Agreement”) with Parent, pursuant to which, each of the Consortium Rollover Stockholders agreed that the shares of Common Stock held by it (excepts for certain shares of Common Stock held by Consortium Rollover Stockholders that are specifically excluded in the Consortium Support Agreement, which excluded shares will be canceled for cash consideration in the Merger to the same extent as shares of Common Stock generally) (“Consortium Rollover Shares”) will be canceled for no consideration in the Merger and that it will subscribe for newly issued ordinary shares of Parent immediately prior to Closing. Each of the Consortium Rollover Stockholders also agreed in the Consortium Support Agreement that, until the earlier of the effective time of the Merger and the termination of the Merger Agreement, it will vote all of its shares of the Common Stock (i) in favor of the adoption of the Merger Agreement and any related action reasonably required in furtherance thereof, (ii) against any other acquisition proposal, (iii) against any action, agreement or proposal which could reasonably be expected to impede, interfere with, delay or adversely affect the Merger Agreement, the Merger or the Consortium Support Agreement, and (iv) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent and Merger Sub under the Merger Agreement, or of such Consortium Rollover Stockholder under the Consortium Support Agreement.

Concurrently with the execution of the Merger Agreement, Novartis Pharma AG (“Novartis”, together with the Consortium Rollover Stockholders, the “Rollover Stockholders”) entered into a rollover and support agreement (the “Novartis Support Agreement”) with Parent with terms substantially similar to the terms of the Consortium Support Agreement and pursuant to which Novartis has agreed that the shares of Common Stock held by it (the “Novartis Rollover Shares,” and together with the Consortium Rollover Shares, the “Rollover Shares”) will be canceled for no consideration in the Merger and that it will subscribe for newly issued ordinary shares of Parent immediately prior to the closing of the Merger. Novartis also agreed in the Novartis Support Agreement to substantially similar voting undertakings as the Consortium Rollover Stockholders agreed in the Consortium Support Agreement.

Interim Investors Agreement

In connection with the Merger Agreement, the Consortium Rollover Stockholders, the Equity Investors, Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”), in order to establish certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Consortium Rollover Stockholders and Equity Investors with respect to, among other things, the Merger Agreement and Consortium Support Agreement and the Merger.

The foregoing descriptions of the Merger Agreement, Consortium Support Agreement and Interim Investors Agreement (each a “Merger Document”, and collectively, the “Merger Documents”) do not purport to be complete and are qualified in their entirety by reference to the full text of each such Merger Document, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Other than as described above, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

See rows (11) and (13) of the cover pages to this Amendment No. 5 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person.  The percentage used in this Amendment No. 7 is calculated based upon an aggregate of 19,432,979 shares of Common Stock outstanding as of August 11, 2020 as disclosed by the Issuer to the Reporting Person in the Merger Documents.

(b)

See rows (7) through (10) of the cover pages to this Amendment No. 7 for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

On August 12, 2020, certain Consortium Rollover Stockholders filed a Schedule 13D amendment with respect to, among other things, the Merger Agreement and the Consortium Support Agreement.  Because of the arrangements as set forth in Item 4, the Reporting Person and the other members of the Consortium that beneficially own Common Stock may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Collectively, the “group” may be deemed to beneficially own an aggregate of 11,242,071 shares of outstanding Common Stock (comprised of an aggregate of 10,085,015 shares of outstanding Common Stock, an aggregate of 789,416 shares of Common Stock issuable upon the exercise of options, 8,666 shares of Common Stock issuable upon the vesting of restricted stock units and 358,974 shares of Common Stock issuable upon the conversion of convertible notes held by Winsor Capital Limited), which represents approximately 54.6% of the total shares of outstanding Common Stock (accounting for all Common Stock that would be outstanding upon exercise of all of the foregoing options, vesting of the foregoing restricted stock units and conversion of the foregoing convertible notes).  Neither the filing of the Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock beneficially owned by any other member of the Consortium and any of his, her or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 6 of 7 Pages

(c)	The Reporting Person has not transacted in any shares of Common Stock in the last 60 days.
(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The descriptions of the agreements in Item 4 of this Amendment No. 7 summarizes certain provisions of the Merger Documents and are incorporated herein by reference. The summaries of certain provisions of such agreements in this Amendment No.7 are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Documents, each of which is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Item 7.      Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 9:

Agreement and Plan of Merger by and among CBMG Holdings, CBMG Merger Sub Inc. and Cellular Biomedicine Group, Inc., dated August 11, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Cellular Biomedicine Group, Inc. filed with the Securities and Exchange Commission on August 12, 2020).

Exhibit 10:

Rollover and Support Agreement by and among CBMG Holdings and certain stockholders of Cellular Biomedicine Group, Inc. named therein, dated August 11, 2020 (incorporated by reference to Exhibit 18 of the Schedule 13D/A filed by Tony Liu et al. on August 12, 2020).

Exhibit 11:

Interim Investors Agreement, by and among the investors named therein, CBMG Holdings and CBMG Merger Sub Inc., dated August 11, 2020 (incorporated by reference to Exhibit 23 of the Schedule 13D/A filed by Tony Liu et al. on August 12, 2020).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 12, 2020

Dangdai International Group Co., Limited /s/ Jie Chen Name: Jie Chen Title: Executive Vice President